Memorandum of Compliance

                    Outlining Certain Changes Reflected in

            Amendment No. 1 to Registration Statement on Form SB-2

                            iVoice Technology, Inc.

Set forth below are the responses of iVoice Technology, Inc. (the "Company") to the comments from the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC") with respect to the Registration Statement on Form SB-2 of the Company, File No. 333-130472, which was filed with the SEC on December 19, 2005. For the Staff's convenience, the Staff's comments have been stated below in their entirety, with the responses to a particular comment set out immediately under the comment or comments. The responses described below are contained in Amendment No. 1 to the Registration Statement on Form SB-2 (the "registration statement"), which is being filed simultaneously herewith. Capitalized terms used herein are intended to have the meanings ascribed to such terms in the registration statement.

Facing Page
-----------

1. Footnote (1) to your fee calculation table suggests that the 325,000 shares as a structuring fee and the 150,000 shares as a commitment fee being registered remain to be issued. Your disclosure appears to suggest that such shares have been issued. Please reconcile.

Please see the revision reflected in footnote (1) to the fee calculation table on the facing page of the registration statement.

Prospectus Cover Page
---------------------

2. Your disclosure of the different components of the fee arrangement for Cornell Capital with respect to each purchase of shares under the equity line financing appears unnecessarily confusing. Your disclosure of the fee arrangement for Cornell Capital consisting of the 5% discount to market price and the 6% retention of investment proceeds appear unnecessary in light of your disclosure of the effective discount of 20% and your detailed discussion of the fee arrangement elsewhere. We will not object to a cross reference to a page of the summary or the body of the filing where you discuss the discount and "retention" compensation arrangements with the underwriter separately.

Please see the revision reflected on the cover page of the prospectus.

Selling Stockholders, page 23
-----------------------------

3. Please disclose the natural persons who exercise the voting and/or dispositive powers with respect to the securities to be offered for resale by Monitor Capital. Please see Interpretation I.60 of our July 1997 Manual of Publicly Available Telephone Interpretations and Interpretation 4S of the Regulation S-K portion of the March 1999 supplement to our Manual of Publicly Available Telephone Interpretations.

Please see the revised disclosure reflected on page 25 of the registration statement.

4. Please explain to us the specific nature of the services provided or to be provided by Monitor Capital as your placement agent in light of your negotiated non-binding letter of commitment on March 9, 2005 regarding the equity line of credit. Explain the basis on which the services performed or to be performed were valued. Tell us whether Cornell Capital or any equity owners, officers or directors of Cornell Capital hold equity interests in Monitor Capital. Please describe any such ownership interests in Monitor Capital.

Please see revised disclosure on page 25 of the registration statement.

The Company has been advised by Cornell Capital that neither Cornell Capital nor any equity owners, officers or directors of Cornell Capital hold any equity interests in Monitor Capital.

5. Please update the information provided in this section and in your security ownership disclosure to a date as close as practicable to the desired effective date.

Please see revised disclosure on page 25 of the registration statement.

Equity Line of Credit, page 27
------------------------------

6. As you have disclosed on the prospectus cover page, please disclose in this section the effective discount rate afforded to Cornell Capital under the equity line arrangement and discuss how this effective rate was determined. Providing an example calculation may afford investors with a better understanding of the fee arrangement with Cornell Capital.

Please see revised disclosure on page 28 of the registration statement.

Item 27.  Exhibits
------------------

7. We will review counsel's opinion with respect to the shares being registered when that document is submitted, and may have comments at that time. We will review a "form of" opinion included with a pre-effective amendment if you elect to provide such a document; however, the final amendment should include a currently dated legality opinion.

The form of opinion of Meritz & Muenz LLP with respect the validity of the shares of common stock offered pursuant to the registration statement has been filed as Exhibit 5.1 to the registration statement.

Item 28.  Undertakings
----------------------

8. The undertaking set forth in Item 512(a) of Regulation S-B has recently been revised. Please update.

Please see the revised undertakings on pages II-8 and II-9 of the registration statement.